OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Intelli-Check-Mobilisa, Inc.

(Name of Issuer)

Common Stock par value $0.001

(Title of Class of Securities)

45817G 102

(CUSIP Number)

Nelson Ludlow
191 Otto Street
Port Townsend, WA  98368
360.344.3233

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G 102

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nelson Ludlow

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..........................................................................................................................................
(b) ..........................................................................................................................................

	3.	SEC Use Only ...........................................................................................................................

	4.	Source of Funds (See Instructions) OO (Through Merger Agreement with Intelli-Check, Inc.)

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

	6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,180,276 (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008).

	8.	Shared Voting Power 7,996,364 (all 7,996,364 of which are shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership).

	9.	Sole Dispositive Power 4,180,276 (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008).

	10.	Shared Dispositive Power 7,996,364 (all 7,996,364 of which are shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person: 12,176,640 (includes (i) options to purchase 21,820 shares exercisable within 60 days from March 14, 2008 and (ii) 7,996,364 shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership).

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

	13.	Percent of Class Represented by Amount in Row (11) 49.5%

	14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.001 per share of Intelli-Check-Mobilisa, Inc., a Delaware corporation (“ICM”) formerly known as Intelli-Check, Inc., with its principal office located at 191 Otto Street, Port Townsend, WA  98368.

Item 2.	Identity and Background

(a) The name of the reporting person is Dr. Nelson Ludlow (the “Reporting Person”).

(b) The business address of the Reporting Person is 191 Otto Street, Port Townsend, WA  98368.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is director and CEO of Intelli-Check-Mobilisa, Inc. 191 Otto Street, Port Townsend, WA  98368.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Ludlow is a founding shareholder of Mobilisa, Inc., a Washington corporation (“Mobilisa”) that was merged with a subsidiary of Intelli-Check, Inc. pursuant to a Merger Agreement among Mobilisa, Intelli-Check, Inc., Intelli-Check Merger Sub, Inc. and certain shareholders of Mobilisa dated November 20, 2007 (the “Merger”). Pursuant to the Merger, Dr. Ludlow’s shares of Mobilsa common stock and options to purchase Mobilisa common stock were converted into and replaced with, respectively, shares of ICM common stock and options to purchase ICM common stock. The conversion ratio in the Merger was 1.091 shares of ICM common stock to be issued in exchange for each share of Mobilisa common stock.

Item 4.	Purpose of Transaction.

The transaction occurred as a result of the above described Merger. The purpose of the transaction was to merge Mobilisa and Intelli-Check into one company to combine the strengths of each company into an entity that would be a leading technology company in developing and marketing wireless technology and identity systems for various applications including mobile and handheld wireless devices for the government, military and commercial markets.

Item 5.	Interest in Securities of the Issuer

(a)
Dr. Ludlow beneficially owns 12,176,640 shares of the common stock of ICM representing approximately 49.5% of the outstanding shares of ICM. Included in such amount are: (i) 10,910 vested options to purchase shares of common stock of ICM at an exercise price of $0.23 per share, (ii) 10,910 vested options to purchase shares of common stock of ICM at an exercise price of $0.46 per share and (iii) 7,996,364 shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership.

(b)
(i) Sole Power to Vote or Direct the Vote: Dr. Ludlow directly owns 4,180,276 shares of the common stock of ICM (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008) representing approximately 17.0% percent of the outstanding shares of ICM.

(ii) Shared Power to Vote or Direct the Vote: Dr. Ludlow indirectly owns 7,996,364 shares of ICM (all of which are shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership).

(iii) Sole Power to Dispose or Direct the Disposition: Dr. Ludlow directly owns 4,180,276 shares of the common stock of ICM (includes options to purchase 21,820 shares exercisable within 60 days from March 14, 2008) representing approximately 17.0% percent of the outstanding shares of ICM.

(iv) Shared Power to Dispose or Direct the Disposition: Dr. Ludlow indirectly owns 7,996,364 shares of ICM (all of which are shares owned by Dr. Ludlow’s spouse as to which he disclaims beneficial ownership).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Ludlow presently holds 21,820 options to purchase shares of ICM common stock. 10,910 of such options have an exercise price of $0.23 and 10,910 of such options have an exercise price of $0.46. 10,910 of the options expire March 27, 2013 and the balance of such options expire April 18, 2016.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Merger Agreement among Mobilisa, Intelli-Check, Inc., Intelli-Check Merger Sub, Inc. and certain shareholders of Mobilisa dated November 20, 2007 (Incorporated by reference to Exhibit 99.1 of that Form 8-K filing of Intelli-Check, Inc. filed November 21, 2007.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 25, 2008

Signature \s\ Nelson Ludlow

Name Nelson Ludlow